SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 24, 2002


                     Distribution and Service D&S, Inc.
                     ----------------------------------
                (Translation of registrant's name into English)


               Avenida Presidente Eduardo Frei Montalva 8301
               ---------------------------------------------
                                   Quilicura
                           -----------------------
                                   Santiago
                           -----------------------
                                     Chile
                           -----------------------
                   (Address of principal executive offices)


                            Form 20-F v Form 40-F _
                                      --


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes__ No v
                                      --

               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K
                               TABLE OF CONTENTS

(1) A free English translation from Spanish of an Hecho Esencial filed by the Company with the Chilean Superintendencia de Valores y Seguros on May 23, 2002

            Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
              Telefono : (56-2) 200 5000 - Fax : (56-2) 200 5100
              Internet : http://www.dys.cl - E-mail : info@dys.cl

                            Santiago, May 23, 2002.








Mr. Alvaro Clarke de la Cerda
Superintendent
Superintendency of Securities and Insurance
SANTIAGO-CHILE

Ref.:    Registration before the Registry of Securities #0593.
         Material Event

Of our consideration:

Pursuant to article 9 and article 10, second paragraph of Law No.18.045, and the General Regulation No.30 issued by that Superintendency, we inform you of the following material event:

Today, the shareholders of Distribucion y Servicio D&S S.A. ("D&S"), assembled at a shareholders' meeting duly convoked, convened, informed and held, conducted in the presence of a Notary Public, have approved a capital increase of D&S in the amount of Ch$163,622,500,000 through the issuance of 250 million payment shares, nominative, of a single series and without nominal value. Thus, the capital of the company has been increased from Ch$208,528,749,431, divided into 1,380 million no-par value common shares, to Ch$372,151,249,431, divided into 1,630 million nominative shares of a single series and without nominal value. The shares shall be issued, subscribed and paid within 3 years as of this date.

In connection with the capital increase that was approved, the Board of D&S was empowered to, among other things, determine the making of one or more offers of the shares corresponding to the capital increase; decide the opportunity, the beginning and the termination of each of the offering periods; and determine the final offering price of the shares in case such offering is made within 120 days as of the date of the shareholders' meeting that approved the capital increase. The price of the shares of the approved capital increase which are offered after 120 days as of this date shall be equivalent to, at least, the weighted average price of the transactions of the shares of D&S that have taken place on the Chilean exchanges during the 5 trading business days prior to the beginning of the corresponding period of preemptive rights.

Yours sincerely,

Ricardo Mendoza Vivanco


c.c.     Bolsa de Comercio de Santiago
         Bolsa Electronica de Chile
         Bolsa de Comercio de Valparaiso
         Comision Clasificadora de Riesgos

                       DISTRIBUCION Y SERVICIO D&S S.A.







                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                        DISTRIBUCION Y SERVICIO D&S S.A.



                                        By:/s/ Miguel Nunez
                                           --------------------
                                           Chief Financial Officer










Dated:  May 24, 2002